December 13, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Cross Timbers Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
Response Letter Dated September 14, 2010
File No. 1-10982

Dear Mr. Schwall:

The following is our response to your above-referenced comment letter, dated December 8, 2010.  Your comment and our response thereto are set forth below; numbered as such comment was numbered in your comment letter.

Form 10-K

Results of Operations, page 17

1.
We note your response to our prior comment three from our letter dated September 14, 2010 where you state that “in response to your comment, in future filings we will enhance the narrative to include a quantification of the factors that contribute to the change.”  Please provide us with an example of the referenced narrative disclosure in draft form in your response letter.

Response:

In response to your comment, please refer to our most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on October 25, 2010 for an example of the enhanced narrative.  Under Item 2, Trustee’s Discussion and Analysis, on pages 10-11 we expanded the narrative to include the quantification of the factors that contributed to the change in net profits income for the quarter and nine-month period.  The quarter narrative read as follows:  “For the quarter ended September 30, 2010, net profits income was $4,142,789 compared to $2,894,511 for third quarter 2009. This 43% increase in net profits income is primarily the result of higher oil and gas prices ($1.1 million), recovery of excess costs, plus accrued interest on the Texas and Oklahoma working interest properties in 2009 ($0.3 million) and increased gas volumes ($0.3 million), partially offset by decreased oil volumes ($0.3 million).”

United States Securities and Exchange Commission
December 13, 2010

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Nancy G. Willis
Nancy G. Willis Vice President U.S. Trust, Bank of America Private Wealth Management Trustee